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                          May 28, 2024

       Toby Z. Rice
       Chief Executive Officer
       EQT Corporation
       625 Liberty Avenue, Suite 1700
       Pittsburgh, PA 15222

                                                        Re: EQT Corporation
                                                            Registration
Statement on Form S-4
                                                            Filed May 17, 2024
                                                            File No. 333-279498

       Dear Toby Z. Rice:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cheryl
Brown at 202-551-3905 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Energy & Transportation
       cc:                                              Matthew R. Pacey